UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris - France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Alcatel-Lucent announces today the success of the capital increase of around €956.7 million

Paris, December 5, 2013 – Alcatel-Lucent (Euronext Paris and NYSE: ALU, the “Company”) announces today the success of the capital increase in cash with preferential subscription rights (the “Capital Increase”) announced on November 4, 2013, of which the subscription period ended on November 29, 2013. The final gross proceeds amount to €956,693,824.80 (including the issue premium), through the issuance of 455,568,488 new ordinary shares (the “New Shares”). The purpose of the Capital Increase is to strengthen the balance sheet of the Company.

The settlement, delivery and listing of the New Shares on NYSE Euronext Paris (“Euronext Paris”) will occur on December 9, 2013.

Subject to certain limited exceptions, the Capital Increase was not made available to holders of existing ordinary shares located in the United States or any other jurisdiction where such offer for sale of the New Shares would be unlawful.

IMPORTANT NOTICES

United States

This announcement is being issued by Alcatel Lucent (the “Company”) pursuant to Rule 135c under the US Securities Act of 1933, as amended (the “Securities Act”), and is neither an offer to sell nor a solicitation of an offer to buy any securities described herein, and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, any such securities in any jurisdiction in which such offer, solicitation or sale is unlawful. The securities described herein have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. There will be no public offer of any securities described herein in the United States. These securities have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority. Any representation to the contrary is a criminal offense in the United States.

The release, publication or distribution of this press release in certain jurisdictions may be restricted by laws or regulations. Persons in such jurisdictions into which this press release is released, published or distributed must inform themselves about and comply with such laws or regulations.

France

A prospectus in the French language (the “Prospectus”) has been granted visa no. 13-583 from the AMF dated November 3, 2013 (consisting of (i) an annual report (Document de référence) filed with the AMF on March 12, 2013 under no. D.13-0124, (ii) a first update of the annual report (Actualisation du Document de référence) filed with the AMF on June 25, 2013 under no. D.13-0124-A01, (iii) a second

NOT FOR DISTRIBUTION IN OR INTO, DIRECTLY OR INDIRECTLY, AUSTRALIA, CANADA OR JAPAN.

update of the annual report (Actualisation du Document de référence) filed with the AMF on November 3, 2013 under no. D 13-0124.A02 and (iv) a Note d’opération, which received visa no. 13-583 dated November 3, 2013 from the AMF (including a summary of the prospectus).

Alcatel Lucent draws the public’s attention to the sections relating to the risk factors in the prospectus approved by the AMF appearing in chapter 3 of the annual report, section 4 of the first update of the annual report, section 4 of the second update of the annual report and chapter 2 of the Note d’opération.

European Economic Area (other than France)

The offer was open to the public in France only.

With respect to each Member State of the European Economic Area other than France (the “Member States”) that has implemented the Prospectus Directive, no action has been taken or will be taken in order to allow an offer to the public of new shares and/or preferential subscription rights requiring the publication of a prospectus in any of the Member States. As a result, new shares and/or preferential subscription rights may only be offered in Member States, other than France:

i.	to qualified investors as defined by the Prospectus Directive as amended, if applicable, by the implementation of the Amending Prospectus Directive in the Member State concerned;

ii.

to fewer than 100, or if the Member State concerned has implemented the Amending Prospectus Directive, 150 individuals or legal entities other than qualified investors (as defined in the Amending Prospectus Directive); or

iii.	in any other circumstances not requiring Alcatel Lucent to publish a prospectus as provided under Article 3(2) of the Prospectus Directive.

For the purposes of this restriction, (i) the notion of “offer to the public of new shares and/or preferential subscription rights” in any Member State concerned refers to any communication sent to individuals or legal entities, in any form and by any means, and providing sufficient information about the conditions of the offer and about the preferential subscription rights and the new shares issued by Alcatel Lucent to enable an investor to decide to buy or subscribe for such shares, as amended, if applicable, in the Member State concerned within the framework of the implementation of the Prospectus Directive, (ii) the expression “Prospectus Directive” refers to Directive 2003/71/EC and includes any implementing measures in each Member State, and (iii) the expression “Amending Prospectus Directive” refers to Directive 2010/73/EU and includes any implementing measures in each Member State.

These selling restrictions concerning Member States are in addition to any other selling restrictions applicable in the Member States of the European Economic Area having implemented the Prospectus Directive.

United Kingdom

This press release is directed only at (i) persons outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (iii) persons referred to in Article 49(2) (a) to (d) of the Order (high net worth entities, non-registered associations, etc.) (the persons listed in (i), (ii) and (iii) above being referred to as “Relevant Persons”). Any invitation, offer or agreement to subscribe, purchase or acquire any securities described herein will be engaged in only with Relevant Persons. These securities may only be offered or issued to persons in the United Kingdom who are not Relevant Persons. Any person who is not a Relevant Person must not act or rely on this document or any of its contents. Persons in charge of distributing this press release must comply with the legal conditions of publication of this press release.

NOT FOR DISTRIBUTION IN OR INTO, DIRECTLY OR INDIRECTLY, AUSTRALIA, CANADA OR JAPAN.

Canada, Australia and Japan

New shares and preferential subscription rights may not be offered, sold or acquired in Canada (subject to certain limited exceptions), in Australia or in Japan.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : +33 (0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T : + 33 (0) 1 4076 11 20
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2013

By:	/s/ Jean Raby
Name:	Jean Raby
Title:	Chief Financial and Legal Officer